UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 31, 2012

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 to 2011 were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the three-month period ended March 31, 2012 is US$(192) thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on March 31, 2012, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of March 31, 2012, are displayed in the following table:

Base Amount	Deal Type	Expiry Date	Trade Date	Spot	Bank Evaluation (USD)
300,000	Sold Eu.Opt	25/04/2012	27/06/2011	3.4650	-3,249
300,000	Sold Eu.Opt	25/04/2012	08/08/2011	3.5450	-1,703
-300,000	Bought Eu.Opt	25/04/2012	08/08/2011	3.5450	632
-300,000	Bought Eu.Opt	25/04/2012	27/06/2011	3.4650	-
300,000	Sold Eu.Opt	25/04/2012	16/06/2011	3.4900	-3,249
-300,000	Bought Eu.Opt	25/04/2012	16/06/2011	3.4900	-
300,000	Sold Eu.Opt	25/04/2012	03/08/2011	3.4650	-3,249
-300,000	Bought Eu.Opt	25/04/2012	03/08/2011	3.4650	-
300,000	Sold Eu.Opt	25/04/2012	23/11/2011	3.7600	-120
-300,000	Bought Eu.Opt	25/04/2012	23/11/2011	3.7600	1,620
-400,000	Bought Eu.Opt	25/04/2012	13/07/2011	3.4500	-
300,000	Sold Eu.Opt	25/04/2012	30/08/2011	3.5700	-2,442

-300,000	Bought Eu.Opt	25/04/2012	30/08/2011	3.5700	1
400,000	Sold Eu.Opt	25/04/2012	12/09/2011	3.7200	-163
-400,000	Bought Eu.Opt	25/04/2012	12/09/2011	3.7200	324
400,000	Sold Eu.Opt	25/04/2012	13/07/2011	3.4500	-3,257
300,000	Sold Eu.Opt	29/05/2012	23/11/2011	3.7600	-820
-300,000	Bought Eu.Opt	29/05/2012	23/11/2011	3.7600	2,894
300,000	Sold Eu.Opt	29/05/2012	30/08/2011	3.5700	-4,054
-300,000	Bought Eu.Opt	29/05/2012	30/08/2011	3.5700	57
-300,000	Bought Eu.Opt	29/05/2012	03/08/2011	3.4650	4
400,000	Sold Eu.Opt	29/05/2012	13/07/2011	3.4500	-4,944
-400,000	Bought Eu.Opt	29/05/2012	13/07/2011	3.4500	5
300,000	Sold Eu.Opt	29/05/2012	27/06/2011	3.4650	-4,843
-300,000	Bought Eu.Opt	29/05/2012	27/06/2011	3.4650	4
300,000	Sold Eu.Opt	29/05/2012	16/06/2011	3.4900	-4,843
-300,000	Bought Eu.Opt	29/05/2012	08/08/2011	3.5450	1,251
300,000	Sold Eu.Opt	29/05/2012	03/08/2011	3.4650	-4,843
-300,000	Bought Eu.Opt	29/05/2012	16/06/2011	3.4900	11
300,000	Sold Eu.Opt	29/05/2012	08/08/2011	3.5450	-2,863
300,000	Sold Eu.Opt	27/06/2012	27/06/2011	3.4650	-5,991
-300,000	Bought Eu.Opt	27/06/2012	27/06/2011	3.4650	31
300,000	Sold Eu.Opt	27/06/2012	16/06/2011	3.4900	-5,991
-300,000	Bought Eu.Opt	27/06/2012	16/06/2011	3.4900	66
300,000	Sold Eu.Opt	27/06/2012	23/11/2011	3.7600	-1,515
-300,000	Bought Eu.Opt	27/06/2012	23/11/2011	3.7600	3,682
300,000	Sold Eu.Opt	27/06/2012	30/08/2011	3.5700	-5,214
-300,000	Bought Eu.Opt	27/06/2012	30/08/2011	3.5700	203

300,000	Sold Eu.Opt	27/06/2012	08/08/2011	3.5450	-3,643
-300,000	Bought Eu.Opt	27/06/2012	08/08/2011	3.5450	1,691
300,000	Sold Eu.Opt	27/06/2012	03/08/2011	3.4650	-5,795
-300,000	Bought Eu.Opt	27/06/2012	03/08/2011	3.4650	31
400,000	Sold Eu.Opt	27/06/2012	13/07/2011	3.4500	-6,052
-400,000	Bought Eu.Opt	27/06/2012	13/07/2011	3.4500	41
500,000	Sold Eu.Opt	27/07/2012	23/11/2011	3.7600	-3,502
-500,000	Bought Eu.Opt	27/07/2012	23/11/2011	3.7600	7,494
400,000	Sold Eu.Opt	27/07/2012	06/09/2011	3.6500	-5,411
-400,000	Bought Eu.Opt	27/07/2012	06/09/2011	3.6500	1,682
300,000	Sold Eu.Opt	27/07/2012	30/08/2011	3.5700	-6,351
-300,000	Bought Eu.Opt	27/07/2012	30/08/2011	3.5700	466
300,000	Sold Eu.Opt	27/07/2012	08/08/2011	3.5450	-4,520
-300,000	Bought Eu.Opt	27/07/2012	08/08/2011	3.5450	2,148
300,000	Sold Eu.Opt	27/07/2012	03/08/2011	3.4650	-6,387
-300,000	Bought Eu.Opt	27/07/2012	03/08/2011	3.4650	108
500,000	Sold Eu.Opt	29/08/2012	23/11/2011	3.7600	-4,682
-500,000	Bought Eu.Opt	29/08/2012	23/11/2011	3.7600	8,785
400,000	Sold Eu.Opt	29/08/2012	06/09/2011	3.6500	-6,739
-400,000	Bought Eu.Opt	29/08/2012	06/09/2011	3.6500	2,482
300,000	Sold Eu.Opt	29/08/2012	30/08/2011	3.5700	-7,412
-300,000	Bought Eu.Opt	29/08/2012	30/08/2011	3.5700	799
-500,000	Bought Eu.Opt	24/09/2012	23/11/2011	3.7600	9,650
400,000	Sold Eu.Opt	24/09/2012	06/09/2011	3.6500	-7,698
-400,000	Bought Eu.Opt	24/09/2012	06/09/2011	3.6500	3,123
500,000	Sold Eu.Opt	24/09/2012	23/11/2011	3.7600	-5,633

-500,000	Bought Eu.Opt	29/10/2012	05/01/2012	3.8550	14,426
500,000	Sold Eu.Opt	29/10/2012	05/01/2012	3.8550	-4,231
-500,000	Bought Eu.Opt	28/11/2012	05/01/2012	3.8550	15,212
500,000	Sold Eu.Opt	28/11/2012	05/01/2012	3.8550	-5,050
-500,000	Bought Eu.Opt	27/12/2012	05/01/2012	3.8550	15,888
500,000	Sold Eu.Opt	27/12/2012	05/01/2012	3.8550	-5,806
200,000	Sold Eu.Opt	29/08/2012	29/08/2011	3.5700	-1,015
-200,000	Bought Eu.Opt	29/08/2012	29/08/2011	3.5700	3,514
-300,000	Bought Eu.Opt	24/09/2012	06/03/2012	3.8110	5,790
300,000	Sold Eu.Opt	24/09/2012	06/03/2012	3.8110	-1,859
-500,000	Bought Eu.Opt	29/10/2012	28/02/2012	3.8100	10,730
500,000	Sold Eu.Opt	29/10/2012	28/02/2012	3.8100	-4,861
-200,000	Bought Eu.Opt	29/10/2012	06/03/2012	3.8110	4,853
200,000	Sold Eu.Opt	29/10/2012	06/03/2012	3.8110	-1,814
-500,000	Bought Eu.Opt	27/11/2012	28/02/2012	3.8100	11,521
500,000	Sold Eu.Opt	27/11/2012	28/02/2012	3.8100	-5,544
-200,000	Bought Eu.Opt	27/11/2012	06/03/2012	3.8110	5,460
200,000	Sold Eu.Opt	27/11/2012	06/03/2012	3.8110	-2,218
-500,000	Bought Eu.Opt	25/12/2012	28/02/2012	3.8100	12,222
500,000	Sold Eu.Opt	25/12/2012	28/02/2012	3.8100	-6,137
-200,000	Bought Eu.Opt	27/12/2012	06/03/2012	3.8110	5,746
200,000	Sold Eu.Opt	27/12/2012	06/03/2012	3.8110	-2,486
400,000	Forward	06/04/2012	29/03/2012	3.7270	1,741